Filed Pursuant to Rule 424(b)(4)
Registration Nos. 333-201180, 333-204361

PROSPECTUS

5,971,034 Shares

NeoPhotonics Corporation

Common Stock

We are offering 5,971,034 shares of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “NPTN.” On May 21, 2015, the last reported sale price for our common stock on the New York Stock Exchange was $7.25 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 19 of this prospectus.

	Per Share	Total
Public Offering Price	$7.25	$43,289,997
Underwriting Discount(1)	$0.435	$2,597,400
Proceeds, Before Expenses, to us	$6.815	$40,692,597

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters the right to purchase up to 895,655 shares of our common stock to cover over-allotments.

Entities affiliated with Oak Investment Partners (“Oak”) have agreed to purchase 275,862 shares of our common stock in this offering at the price offered to the public. As of April 30, 2015, Oak beneficially owned more than 5% of our common stock and is affiliated with a member of our board of directors.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

We anticipate that delivery of the shares of common stock will be made on or about May 27, 2015.

Sole Book-Running Manager

Needham & Company

Co-Managers

Craig-Hallum Capital Group                                                            B. Riley & Co.

The date of this prospectus is May 21, 2015.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of common stock.

To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the Securities and Exchange Commission (SEC) before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any free writing prospectus applicable to that jurisdiction.

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CONVENTIONS THAT APPLY IN THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus to:

•	“3G” refers to third-generation wireless architecture;

•	“4G” refers to fourth-generation wireless architecture;

•	“10G” refers to 10 Gbps;

•	“100G products” collectively refers to all products sold by us designed for use at 100Gbps (“100G”), and in coherent transmission systems designed for use at 100Gbps or higher data rates. Some customers may use components designed for use at 100G at lower speeds. Our 100G products include both coherent transmission products and 100G network products that are not coherent;

•	“III-V compound semiconductors” refers to compound semiconductor materials made from group III and group V elements of the periodic table, such as Indium Phosphide and Gallium Arsenide;

•	“Access” refers to the portion of the telecommunications network that connects subscribers to their carriers network;

•	“Advanced Hybrid Photonic Integration” refers to state-of-the-art integration of multi-platform materials and devices;

•	“CDC” refers to Colorless, Directionless, and Contentionless;

•	“China” refers to the People’s Republic of China;

•	“Coherent” refers to optical transmission systems that encode information in the phase of an optical signal and decode such information through comparison with an independent laser at the receiver and digital signal processing;

•	“Contentionless” refers to the ability to switch two or more channels of the same wavelength or color from different directions through the same switch, such as a Multi-Cast Switch (MCS);

•	“Design win” refers to a confirmation by a customer that a product or group of products may be used as part of a customer’s product and we have a purchase order for such products;

•	“Drop Modules” refers to wavelength multiplexer modules;

•	“ECL” refers to External Cavity Laser;
•	“EML” refers to Externally Modulated Laser;

•	“Gbps” refers to gigabits per second;

•	“High Speed Products” refers to transmitter and receiver products as well as switching and other component products for 100G optical transmission applications over distances of 2 to 2,000 kilometers. Our high speed 100G and beyond products are based on our Advanced Hybrid Photonic Integration technology. These technologies support encoding 100 gigabits or more per second of information for transmitting over a single channel and decoding the information at the receiver. Through 2014, our use of this term included our products designed for use at 40Gbps (“40G”) and those products accounted for less than 1% of our total revenue and approximately 1% of our revenue from high speed products in the year ended December 31, 2014. From 2015 onward, we intend that High Speed Products will refer exclusively to products sold by us and designed for use at 100Gbps or higher data rates;

•	“ICR” refers to Integrated Coherent Receiver;

•	“ICT” refers to Integrated Coherent Transmitter;

•	“ITLA” refers to Integrable Tunable Laser Assembly;

•	“Long Haul” refers to fiber optic communications between central offices in different cities, where distances range from a few hundred to two thousand kilometers;

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•	“LTE” refers to Long-Term Evolution wireless architecture;

•	“Metro” refers to fiber optic communications between central offices within and around cities, with distances up to a few hundred kilometers;

•	“MCS” refers to Multi-Cast Switch;

•	“MPEG-2” refers to the Moving Picture Experts Group standard for compressed coding of moving pictures and associated audio information;

•	“Network Products and Solutions” collectively refers to all products sold by us for use in optical communications networks and a variety of other applications that are designed for use at data rates that are less than 100Gbps, including 40G, 10G or lower data rates. These products include certain passive products that do not explicitly have a data rate specification, but that are most commonly used in networks at these data rates. From 2015 onward, Network Products and Solutions will include products sold by us and designed for use at 40G that, prior to 2015, were included with High Speed Products;

•	“NLW” refers to Narrow Line Width;

•	“petabytes” refers to one million billion bytes;

•	“PIC” refers to Photonic Integrated Circuit;

•	“PLC” refers to Planar Lightwave Circuit;

•	“PON” refers to a Passive Optical Network;

•	“QSFP” refers to 40G and 100G Quad Small Form-factor modules that are pluggable into standard industry interfaces for switches, routers and other telecommunications equipment;

•	“ROADM” refers to Reconfigurable Optical Add Drop Multiplexer;

•	“SFP+” refers to 10G Small Form-factor modules that are pluggable into standard industry interfaces for switches, routers and other telecommunications equipment;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“WDM” refers to Wavelength-Division Multiplexing and is a technology that combines multiple channels onto a single fiber using different wavelengths, or colors, of light;

•	“well-characterized” refers to the ability to predict the outcome of manufacturing processes based upon known statistics of various manufacturing inputs; and

•	“WSS” refers to Wavelength Selective Switch.

Unless the context indicates otherwise, we use the terms “NeoPhotonics,” “we,” “us,” “our” and “the Company” in this prospectus to refer to NeoPhotonics Corporation and, where appropriate, its subsidiaries.

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PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering and selected information contained elsewhere in this prospectus and in the documents incorporated by reference. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. For a more complete understanding of our company and this offering, we encourage you to read and consider carefully the more detailed information contained in or incorporated by reference in this prospectus, including the information contained under the heading “Risk Factors” beginning on page 19 of this prospectus, and the information included in any free writing prospectus that we have authorized for use in connection with this offering.

Business Overview

We develop, manufacture and sell optoelectronic products that transmit, receive and switch high speed digital optical signals for communications networks. Revenue from our High Speed Products (100G and beyond) increased to 42% of our total revenue reaching $129.6 million in the year ended December 31, 2014, from 2% in the year ended December 31, 2011. Revenue from our High Speed Products increased to 57% of our total revenue reaching $46.6 million in the three months ended March 31, 2015, from 8% in the three months ended March 31, 2012.

Our 100G and beyond products require our Advanced Hybrid Photonic Integration technology. We produce photonic integrated circuits (PICs) that comprise both arrayed and individual photonic functional elements using optimized materials systems and processes from our in-house Silicon, Indium Phosphide and Gallium Arsenide wafer fabrication. These individual PICs from different materials are then combined using our hybrid integration technology to make complete products, such as our Integrated Coherent Receiver (ICR) for 100G coherent transport applications. According to Infonetics Research, Inc. (Infonetics), WDM system revenue attributable to 100G network applications has grown from 12% of the WDM network equipment market in 2012 to 41% in 2014 and is forecasted to grow to 52% of this market in 2016.

According to Infonetics, 100G networks are among the highest growth segments of the optical communications market, supporting the rapid expansion of backbone networks and accommodating increased mobile traffic. The high speed 100G and beyond market, which requires advanced photonic integration technology, is the core focus of our strategy.

Our Advanced Hybrid Photonic Integration technology progressively increases performance, reduces cost and reduces size of our products. These cost reductions and performance increases are required for the growth of network capacity.

As we penetrate the rapidly growing 100G market, we are reducing our product offerings for slower speeds and certain other products that do not meet our profitability standards. We continually seek to drive down our cost of goods, and are implementing initiatives designed to reduce our infrastructure and operating expenses and to strengthen our balance sheet. In January 2015, we acquired the tunable laser product lines of EMCORE Corporation (EMCORE), including the industry’s narrowest line width tunable laser, favored for 100G coherent networks and for 200G and 400G applications currently in development.

We sell our products to the world’s leading network equipment manufacturers, including Alcatel-Lucent SA, Ciena Corporation, Cisco Systems, Inc., and Huawei Technologies Co., Ltd. These four companies are among our largest customers and a focus of our strategy due to their leading market positions. According to Infonetics, these four companies supplied 70% of the 2013 world market for 100G coherent communications ports. These four companies accounted for 68% of our revenue in the year ended December 31, 2014, and 79% of our revenue in the three months ended March 31, 2015.

We have research and development and wafer fabrication facilities in San Jose and Fremont, California and in Tokyo, Japan that coordinate with our research and development and manufacturing facilities in Dongguan, Shenzhen and Wuhan, China and Ottawa, Canada. We use proprietary design tools and design-for-manufacturing techniques to align our design process with our precision nanoscale, vertically integrated manufacturing and testing. We believe we are one of the highest volume PIC manufacturers in the world and that we can further expand our manufacturing capacity to meet market needs.

In October 2011, we acquired Santur Corporation (Santur), a leading producer of tunable lasers and of 100G transceiver modules. Santur’s capabilities included array DFB (distributed feedback) lasers, silicon photonics and photonic integration of such active elements as lasers, modulators and photodiodes.

In March 2013, we acquired the optical component business unit of LAPIS Semiconductor Co., Ltd., located in Japan, now known as NeoPhotonics Semiconductor, which is a leading producer of high performance communications lasers, photodiodes and optical control electronic devices. NeoPhotonics Semiconductor was built over 30 years as part of OKI Electric, and earned a reputation as a leading developer and supplier of the highest speed optoelectronic devices. This business produces high speed EML lasers and photodiodes from Indium Phosphide, and semiconductor drivers and high sensitivity amplifiers from Gallium Arsenide.

In January 2015, we acquired the tunable laser product lines of EMCORE. We anticipate strong complementarity between EMCORE’s leading ultra NLW tunable lasers for the industry’s highest speed applications and our highest speed and most sensitive receiver products at speeds of 400G and beyond.

We believe our technology is well positioned to serve the highest speed and most demanding applications. These three acquisitions, together with other internal developments, and acquisitions conducted prior to 2011, continue our path spanning more than ten years to develop complete Advanced Hybrid Photonic Integration capabilities.

Industry Background

The realm of communications, having become almost entirely digital, has moved from electronic signals over copper wire to optical signals over thin glass fibers, which achieves the speed and capacity necessary for the current and future communications market.

Increasingly, the most ubiquitous data link to users is via mobile devices through broadband wireless access. Smartphones now incorporate the most sophisticated and powerful applications which were developed at great cost over the last four decades for consumer electronics. Originally priced in the $100s, or $1,000s or $10,000s for earlier computing platforms, these applications, when migrated onto smartphones, are usually priced at cents to a few dollars per application. As cost performance has improved for applications by many orders of magnitude over the four decades since the introduction of the personal computer, so too has end user hardware advanced many orders of magnitude in cost performance, while network data rates have also increased a comparable magnitude.

The new era of connectedness is increasingly universal and demands that the capacity of the digital communications networks must increase exponentially. Smartphones have emerged as the vehicle connecting the entire digital world, with more than one billion current smartphone users. Not only are more people connected to the mobile web, they are connecting at increasingly higher data rates requiring higher bandwidths. Wireless network deployments have progressed from second generation (2G) to third generation (3G) to fourth generation (4G/LTE) and can now provide end-user download speeds approaching 50 megabits per second. Fiber to the Home (FTTH) connections have also continued apace, with more than 100 million homes receiving such service, according to the FTTH Council, and with download speeds reaching as high as 1 Gbps.

Industry Growth Dynamics

The revolution in the power of low cost computing devices is associated with Moore’s Law, referring to an observation made by Intel co-founder Gordon Moore in 1965 that the number of transistors per square inch on integrated circuits had doubled every two years since their invention and a prediction that this trend would continue. In the domain of optical communications, a similar revolution, progressing at a similar rate, is driven by the increased speed, smaller size and lower cost achieved by photonic integration.

Bandwidth capacity of communications networks continues to expand at a rapid rate. According to Infonetics, total deployed telecom bandwidth capacity will grow at a compound annual growth rate of 33% from 2014 to 2019, reaching more than 70 petabytes per second in 2019. According to Infonetics, total deployed datacenter bandwidth capacity is expected to grow even faster, at a compound annual growth rate of 38% from 2014 to 2019 and reaching more than 1000 petabytes per second in 2019.

According to Infonetics, datacom 100G transceiver revenue is projected to grow at a 31% compound annual growth rate from 2014 to 2019, reaching $1.3 billion in 2019. In contrast, revenue from slower speed products such as 10G datacom transceivers is forecast to decline at a 9% compound annual rate from 2014 to 2019.

Digital Optical Communications Market Structure

The digital optical communications market has two main sectors, telecom and datacom. The telecom sector includes the global backbone of Long Haul and Metro communications. It also includes local access links to end users. Telecom, with its historical background as a public utility, is driven by reliability, telecom communications protocols and standards, and the long life of its infrastructure capital investment. The service life objective for products used in telecom infrastructure historically has been 20 years.

The Long Haul telecom sector is the first adopter of the highest speed and most advanced communication links, which migrate over time into the Metro sector as costs are reduced such that they are economical in the shorter Metro network links, with its commensurate lower traffic densities prior to aggregation for Long Haul transport.

The datacom market can be described primarily as an “enterprise” market, in contrast to the historical public utility nature of the telecom market. In addition to the broad enterprise market, datacom also includes data center interconnect and data center infrastructure for cloud based services. Companies, including Amazon, Apple, Facebook, Google and Microsoft, are increasing investments in very large datacenters as they implement cloud-based “big data” services that can be crowd-sourced and crowd-distributed, and that utilize machine-to-machine and inter-datacenter transactions to power the mobile web. Such very large datacenters are an emerging high growth market for “big pipes” using dedicated 100G and beyond digital optical connections from datacenter to datacenter, datacenter to telecommunications carrier and within datacenters.

Generations of hardware installations for datacom, such as server farms and “big data” network storage facilities, have relatively short lives, typically about five years, as computing and storage technology advances rapidly. Therefore, the datacom market for optoelectronic devices generates more rapid changes in form factors, energy efficiency and compactness than the telecom market.

The datacom market is often the most cost sensitive sector of digital optical communications, and therefore it begins to adopt leading edge speeds after those speeds penetrate the Metro sector of the telecom market segment.

From this market structure, it can be concluded that a technology leader must achieve a leadership position in the Long Haul telecom sector as the basis for commercializing the most advanced technology.

Digital Optical Communications Network Equipment

The structure of the industry that supplies the network equipment for the telecom digital optical communications network has largely concentrated down to leading vendors that include Alcatel-Lucent, Ciena, Cisco, Coriant (including Tellabs, which was acquired by Coriant in 2013), Fujitsu Limited, Huawei, Infinera, NEC and ZTE. These companies together in 2014 accounted for approximately 84.3% of the digital optical communications equipment market, according to Infonetics.

Major suppliers of network equipment to the datacom market include Alcatel-Lucent, Brocade, Cisco, Huawei and Juniper. At the optical module and component level, Avago, Finisar and Sumitomo Device Innovations are leading suppliers. Some of the largest investors in datacenters, for example, Google, are beginning to design and source their own optical network systems equipment from Asia-based OEMs. While the speeds for most of the datacom market today are at 10G, a fast growing 100G module market is emerging that provides “big pipes” for datacenters.

A single optical fiber can carry nearly 100 individual wavelengths (colors), each of which can now support 100 gigabits per second of capacity. Each of these wavelengths requires a 100G transmitter and receiver, which can be tuned to any of the 100 separate channels. Thus, using 100G coherent technology and industry standard compression (MPEG-2), a single fiber can carry approximately 500,000 individual high definition full motion movies simultaneously over one fiber.

The main photonic modules required for digital optical communications are transmitters, receivers and, where the network is branched, optical switches. Transmitters and receivers are often combined into single modules which are called transceivers. At the high end, such as Long Haul, a transmitter and receiver can be paired and combined with signal processing electronics to error correct and restore degradation which affects the signal after traveling long distances, in which case the unit is referred to as a transponder. According to Infonetics, the market in 2014 for 100G coherent transponders, and for shorter distance client 100G transceivers, was approximately $600 million. For high speeds each of these product types requires photonic integration at the most advanced and complete level.

Switching products, which switch different colors, or signal channels, down different branches of the network, have thus far been Reconfigurable Optical Add/Drop Multiplexers (ROADMs) consisting of Wavelength Selective Switches (WSSs). For 100G coherent networks, a new type of optical switch, the Multi-Cast Switch (MCS), has been developed and introduced to eliminate contention in 100G coherent switching. This type of switch is Colorless, Directionless, Contentionless (CDC), and its function is optimized for 100G coherent networks.

Digital Optical Communications Technology Background

Advances in cost performance in photonic integration have followed a path that has been similar to electronic integrated circuits.

The main objectives for technology advances in electronic digital integrated circuits and in integrated optical digital devices are similar, and are based on the drive towards lower cost and higher performance. In integrated optics these main objectives also include higher speed, lower power, smaller or denser form factor, and lower cost.

In both electronics and optics these objectives require ever increasing integration and miniaturization. In optics, however, advanced hybrid integration is required for the highest performance products. Hybrid integration for digital optical devices incorporates multiple types of materials substrates, rather than just one, as in silicon, for an electronic integrated circuit.

Complete advanced photonics integration capability requires at least three materials substrate systems: Indium Phosphide for active devices such as lasers, photodiode detectors, modulators, and amplifiers; Silicon or planar doped silicon dioxide (silica) for wave guides, filters, interferometers and other passive devices; and Gallium Arsenide or Silicon Germanium for drivers and control functions at the speeds necessary for 100G. The integration of more than one material substrate is called hybrid integration, and Advanced Hybrid Photonic Integration enables products in the 100G and beyond domain.

Advent of Coherent Transmission

The recent advent of coherent digital optical transmission has increased the native capacity of a fiber optic link tenfold, versus a transmission modulation of simple on/off such as in 10G WDM networks. Coherent transmission modulation encodes information via phase and polarization, and the permutations of these variables are many times greater than on/off.

To create a detectable error-free signal in the coherent modality requires that each color (wavelength) transmitted be much purer than for lower speed protocols. The primary enabler of ultra NLW, that is, ultra pure color, is a new generation of the most advanced lasers. These NLW lasers must be paired with a new generation of receivers that decode phase and polarization through comparison with another NLW laser in a PIC-interferometer. Ultra NLW lasers are built on Indium Phosphide substrates while the receivers utilize a Silicon or Indium Phosphide interferometer and Indium Phosphide photo detectors.

These 100G coherent optical transmission devices require tighter tolerances of material thickness and other critical dimensions than do components operating at 10G. For 100G, a new generation of technologies, including faster Gallium Arsenide drivers, is required to suitably process transmission signals in both the laser transmitter or the detector and receiver. We believe we have well established and characterized the full range of laser and detector technologies required for implementing 100G coherent, a capability that we believe is held by only a few companies.

Our Advanced Hybrid Photonic Integration Platform

Through internal development or acquisition we believe we have all significant capabilities necessary to produce high performance Advanced Hybrid Photonic Integrated optoelectronic devices for the most stringent performance requirements and operating conditions. Our multi-material platform leverages:

Indium Phosphide (InP): Indium Phosphide is used to produce efficient lasers, sensitive photo detectors and modulators in the wavelength window typically used for telecommunications, i.e. 1.55 micron wavelengths, as it is a direct bandgap III-V compound semiconductor material. InP is the most important material for the generation of laser signals and the detection and conversion of those signals back to electronic form.

Silicon (Silicon Photonics or Planar Lightwave Circuits): Silicon is very inefficient in generating or detecting light in the telecom wavelength window as it is an indirect bandgap semiconductor material. Consequently, waveguides of Silicon or doped silicon dioxide (silica) exhibit very low optical loss and are ideal for switching, filtering or interferometric applications. Modulators using Silicon waveguides are now being developed.

Gallium Arsenide (GaAs): Gallium Arsenide can operate at very high speeds and is well suited to make analog integrated circuit drivers for high speed lasers and modulators due to its high electron mobility. GaAs is a direct bandgap III-V compound semiconductor material, but unlike InP, GaAs does not lase in the telecom wavelength window.

Silicon Germanium (SiGe): Silicon Germanium is an alloy of Silicon and Germanium that is used to manufacture mixed signal and analog integrated circuits and is well suited for high speed amplifiers used in 100G systems. SiGe devices are made using standard silicon processing techniques in commercial foundries.

We have developed design, integration and manufacturing approaches and techniques to produce advanced, high speed integrated solutions leveraging each of these in-house materials technology platforms.

Hybrid Photonic Integration

Products	Indium Phosphide	Silicon/Silica	Gallium Arsenide/Silicon Germanium
Integrated Coherent Receiver	✓	✓	✓

Integrated Coherent Transmitter	✓	✓	✓

100G Transceiver	✓	✓	✓

Multi-Cast Switch	✓	✓	✓

Narrow Line Width Tunable Laser	✓

100G EML Lasers/Photodiodes	✓

Our Strategy

•	Continue innovating to develop industry-leading comprehensive technology for Advanced Hybrid Photonic Integration. Over the past three years, we have strengthened our technology platforms for comprehensive advanced photonic integration, in part from acquisitions and in part from internally funded development. We expect to continue to combine our mixed platform approach to design and produce the highest performance optical signal processing solutions.

•	Capture major customer share for the most advanced modules and components at the top suppliers of state of the art network equipment. We intend to deepen our relationships with our strategic customers by increasing design wins in their systems, including Alcatel-Lucent, Ciena and Huawei Technologies and certain others, which are market leaders in 100G coherent systems.

•	Offer a complete optoelectronic product line for 100G and beyond for leading edge telecom and datacom market segments. We expect to continue to introduce Coherent Transmitter products that are optimized for the highest speeds and introduce Multi-Cast Switches so that our product line will include each of the major types of the most advanced products.

•	Attain sustained profitability as a leading supplier of advanced optoelectronic products. We intend to provide state of the art products to industry leading customers to advance our goal of achieving continuous improvement in operating performance, profitability and growth.

•	Focus on high growth segments that leverage our leadership in Advanced Hybrid Photonic Integration and that contribute to our profitable growth. We plan to continue to develop our products and solutions to capture new opportunities, such as emerging 100G connections in both carrier networks and within and between large datacenters.

•	Extend our product line into additional segments of the network that will benefit from ultra-high speed performance. We intend to penetrate the emerging market for 100G connections both within and between mega-datacenters. In this segment we are targeting major users and builders of datacenters and datacenter equipment, such as Amazon, Apple, Facebook, Google and Microsoft, as they develop some of their own network equipment. We believe our technology and product line is well positioned to penetrate this market.

•	Pursue acquisitions that extend our leadership position in advanced optoelectronic integration. We may opportunistically pursue acquisitions that we believe provide complementary technology and that can accelerate our growth and strengthen our market position.

Our Technology

We have developed expertise in the design, large-scale fabrication, high-volume module manufacturing and commercial deployment of our Advanced Hybrid Photonic Integration products and technologies. The process of designing and manufacturing advanced optoelectronic integrated devices in high volume with predictable, well-characterized performance and low manufacturing costs is complex and multi-faceted. We have developed the technologies, using multiple materials platforms for photonic integration, that are required to design and manufacture complex, high-performance optoelectronic components, modules and subsystems for fiber optic networks. The basic elements of our technology are as follows:

Mixed-material platform and optoelectronic integration technology. We utilize a set of proprietary integration platforms that provide optoelectronic functionality on silicon and other integrated compound semiconductor substrates including Indium Phosphide, Gallium Arsenide and Silicon Germanium and integrated combinations of these platforms. We utilize micron and sub-micron scale structures of multiple silicon dioxide and Indium Phosphide waveguides to fabricate optoelectronic functional elements such as lasers, detectors, modulators, interferometers, integrated optical filters, switches and variable attenuators. We integrate these functional design elements into optoelectronic devices to achieve a desired functionality and specification that is incorporated into our products. Similarly, we use Gallium Arsenide and Silicon Germanium integration platforms for drivers, amplifiers and related high-speed electronic control functions for our integrated optoelectronic devices.

Advanced Hybrid Photonic Integration. Through precise fabrication and positioning of physical features, we can integrate numerous different optoelectronic devices, which are fabricated on separate wafers from different semiconductor and related materials, matching the material to the function to create improved performance by using the highest performance elements of each type. For example, our hybrid integration allows us to integrate active devices, such as photodiodes or lasers fabricated using Indium Phosphide, with high-performance passive devices, such as interferometers, switches, routers and filters, fabricated on silicon, and to mate electronic amplifiers made with Silicon Germanium or drivers made with Gallium Arsenide directly to optical elements made with Silicon or Indium Phosphide.

This ability to combine specific functional elements out of optimized materials not only allows for very compact and low power components, but also through the intimate coupling of different elements, makes possible completely new functions. An example of this multi-platform architecture is found in the coherent optical communications domain where we intimately couple a passive interferometer with separate quadrature components carrying information and with photo detectors to turn a high speed optical signal into data-rich electrical signals for processing.

Hardware and firmware integration. We also sell our products as modules and subsystems which contain electronic hardware and firmware controls that interface directly with our customers’ systems. We design the electronic hardware and develop the firmware for our optical products to meet customer specifications.

Fabrication and manufacturing processes. We have developed expertise in the technology domains relevant to high-volume fabrication and manufacturing of our optoelectronic integrated circuit products using wafer-scale processes and including the complex interaction of electro-optic, thermal-optic and mechanical micro-thermal features. Our complex manufacturing steps are analogous to many processes used in the semiconductor industry. Each integrated element is tested and characterized using our proprietary test equipment before incorporation into our products.

Circuit design and design-for-manufacturing tools. We use a comprehensive set of proprietary as well as industry standard software design tools, to model relevant geometries, dimensions and thermal management for a broad range of photonic devices. With these tools, we develop products with minimal design iterations and manage precision manufacturing to a narrow range of high performance specifications.

Our Products

We develop and manufacture Transmitter Products, Receiver Products and Switch Products that are used in ultra-high speed digital optical communications, high speed switching and provisioning, and access connections for wireless and fiber-to-the-home communications networks. We combine our transmitter and receiver products into Transceiver modules. Our Switching Products, such as Multi-Cast Switches, are used primarily in ROADM nodes that dynamically and efficiently allocate bandwidth to adjust for fast changing traffic patterns and for provisioning software defined networks. Our products can be categorized into groups, including High Speed Products for ultra high speed 100G and beyond applications, including in coherent networks, and Network Products and Solutions, for lower speed networks including Access, 10G networks and other telecom products.

High Speed Products: We produce transmitter and receiver products as well as switching products for 100G optical transmission applications over distances of 2 to 2,000 kilometers. All of our high speed 100G and beyond products are based on our Advanced Hybrid Photonic Integration technology. This technology supports encoding 100 gigabits or more per second of information for transmitting over a single channel and decoding the information at the receiver. Through 2014, our use of the term High Speed Products included products designed for use at 40G rates. From 2015 onward, High Speed Products will refer exclusively to products sold by us and designed for use at 100Gbps or higher data rates.

For long distance transport of 100 to 2,000 kilometers, we design and manufacture optical components for coherent systems, which manipulate light to encode ten times or more the amount of information in the same wavelength channel than is possible with traditional methods. This manipulation can only be accomplished using advanced photonic integration to intimately couple functional elements together. Our Coherent Products include NLW tunable transmitter and local oscillator lasers (also referred to as Integrable Tunable Laser Assembly, or ITLA), which generate the ultra-pure wavelength, or color, necessary for coherent transmission, and Integrated Coherent Receivers (ICRs), which decode the phase and polarization encoded coherent signal. We support platforms for NLW tunable transmission based on array DFB lasers and on ECL lasers. We are developing new generations of Coherent Transmitters which combine the NLW-ITLA with an Indium Phosphide-based coherent modulator, with Gallium Arsenide drivers for the modulator.

For distances under 100 kilometers, we produce Externally Modulated Lasers (EMLs), Gallium Arsenide drivers for the EMLs, and Indium Phosphide receivers. In addition, we integrate these individual PICs to offer complete 100G optoelectronic transceiver modules.

We provide a proprietary switching solution for 100G coherent systems such as our Multi-Cast Switch (MCS) product line. Our 4x4 and cascadable 4x16 Multi-Cast Switch modules for CDC ROADMs efficiently allocate bandwidth and signal routing in 100G and higher data rate networks. The Multi-Cast Switch provides scalable contentionless operation to achieve the highest traffic management efficiency, optimizing traffic flows in 100G coherent systems. Our MCS uses our PLC photonic integration platform and consists of a complex array of switches, waveguides, taps, crossings and other functional elements manufactured on Silicon wafers using standard semiconductor processing equipment.

Network Products and Solutions: We design and manufacture a broad range of products for optical communications networks and a variety of other applications, where the networks operate at speeds less than 100G. Many of these products provide high-bandwidth connections to base station antennas for mobile devices and to people and machines over fixed and wireless networks. As consumer connectivity speeds have increased through the transitions from 2G to 3G to 4G/LTE, the bandwidths necessary to aggregate and connect wireless traffic into the backbone network, including Mobile Backhaul, have also increased. We offer 10G EML lasers, laser drivers, modulator drivers, photodiode receivers, as well as complete transceiver modules, SFP+ modules and bidirectional transceiver modules designed with the necessary bandwidth for connecting 4G/LTE wireless base station antennas. Similarly, for wired connections, we design and manufacture Optical Line Terminal (OLT)

transceivers for Fiber to the Home and Business in PON networks up to 10G data rates. In addition, we offer a wide range of application-specific passive optical functionalities in modules or sub-system configurations. From 2015 onward, our use of the term Network Products and Solutions will include products sold by us and designed for use at 40G that, prior to 2015, were included with High Speed products.

For applications under 100G, we also design and produce Switch Products which are manufactured using our Silicon wafer based waveguide integration platform. These products include Drop Modules used in current ROADM nodes.

In addition to products for fiber optic communications, we also sell products for test and measurement, instrumentation, industrial and research applications.

Our Infrastructure, Intellectual Property and Our Employees

We have product development and product sustaining engineering teams in Silicon Valley (San Jose and Fremont, California), Tokyo, Japan, and Shenzhen and Wuhan, China. In our Silicon Valley and Tokyo facilities we conduct research, product development and product roadmap definitions, including for our PIC products. In our Shenzhen facilities, we conduct new product development, manufacturing and process engineering, quality control, continuous improvement and cost reduction relating to product manufacturing, assembly and test. In our Wuhan, China and Ottawa, Canada facilities we conduct new product development.

We seek to establish and maintain proprietary rights in our technology and products through the use of patents, copyrights and trade secret laws. We have filed applications for patents to protect certain of our intellectual property in the U.S. and in other countries, including Australia, Canada, Japan, Korea, Hong Kong, China, Russia, India, Taiwan and several European Union countries. As of March 31, 2015, we had approximately 600 issued patents, expiring between 2015 and 2033, covering various aspects of our technologies.

We have manufacturing operations in the U.S., Japan and China. Our wafer fabrication operations are located in our San Jose and Fremont, California facilities, as well as in our Japan facilities, and include chip design, clean room fabrication, integration and related facilities for PICs. Our manufacturing, assembly and test operations are located in our Shenzhen and Dongguan, China facilities, and in Silicon Valley, California. In addition we are in the process of establishing manufacturing capability in Russia.

As of March 31, 2015, we had 2,431 employees and non-employee contractors, of which 283 were based in California, 2,004 in China, 122 in Japan, 9 in Russia, 8 in Canada and 5 in Europe, the Middle East and Africa (EMEA).

Risk Factors

Our business is subject to numerous risks and uncertainties, such as those highlighted in the section titled “Risk Factors” immediately following this prospectus summary, including:

•	We have a history of losses which may continue in the future.

•	We are under continuous pressure to reduce the prices of our products, which has affected, and may continue to adversely affect, our gross margins.

•	We are dependent on Huawei Technologies, Ciena, Alcatel-Lucent SA and our other key customers for a significant portion of our revenue and the loss of, or a significant reduction in orders from any of our key customers may reduce our revenue and adversely impact our results of operations.

•	If spending for communications networks does not continue to grow as expected, our business and financial results may suffer.

•	We are dependent on the continued growth in spending for communications networks.

•	We must continually achieve new design wins and enhance existing products or our business and future revenue may be harmed.

•	Failure to realize the anticipated benefits from our planned expansion in the Russian Federation may affect our future results of operations and financial condition.

•	We have recently remediated previously-identified material weaknesses in our internal control over financial reporting.

•	Adverse changes in economic and political policies in China, or Chinese laws or regulations could have a material adverse effect on business conditions and the overall economic growth of China, which could adversely affect our business.

•	Our cost advantage from having our manufacturing and part of our research and development in China may diminish over time due to increasing labor costs, which could materially and adversely affect our operating results.

•	The concentration of our capital stock ownership with our principal stockholders, executive officers and directors and their affiliates will limit other stockholders’ ability to influence corporate matters.

Corporate Information

We were incorporated in October 1996 in the State of Delaware. Our principal executive offices are located at 2911 Zanker Road, San Jose, California 95134, USA, and our telephone number is +1 (408) 232-9200. Our website address is www.neophotonics.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock. We changed our name to NeoPhotonics Corporation in 2002 after having been incorporated as NanoGram Corporation.

Our name is a registered trademark of NeoPhotonics Corporation. This prospectus and the documents incorporated by reference in this prospectus contain additional trade names and trademarks of NeoPhotonics and of other companies.

THE OFFERING

Common stock offered by us	5,971,034 shares

Over-allotment option	895,655 shares

Common stock to be outstanding after this offering	38,868,391 shares (or 39,764,046 shares if the underwriters exercise their option to purchase additional shares in full)

Potential Insider Participation	Entities affiliated with Oak Investment Partners (“Oak”) have agreed to purchase 275,862 shares of our common stock in this offering at the price offered to the public. As of April 30, 2015, Oak beneficially owned more than 5% of our common stock and is affiliated with a member of our board of directors. The underwriters will receive the same discounts and commissions from any shares of our common stock purchased by these stockholders as they will from any other shares of our common stock sold to the public in this offering. The shares purchased by these stockholders will be subject to the lock-up restrictions described in “Underwriting.”

Use of proceeds	We intend to use our net proceeds from this offering for working capital, to continue to expand our existing business and for general corporate purposes. Accordingly, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on management’s judgment regarding the application of these net proceeds. See “Use of Proceeds” on page 22.

NYSE symbol	NPTN

The number of shares of our common stock to be outstanding after this offering is based on 32,897,357 shares of our common stock outstanding as of March 31, 2015. The number of shares of our common stock to be outstanding after the closing of this offering excludes as of March 31, 2015:

•	stock options to purchase 4,945,810 shares of common stock with a weighted average exercise price of $4.03 per share before any impact of the pending completion of our tender offer;

•	614,043 shares of common stock issuable upon the vesting of restricted stock units;

•	2,585,567 shares of common stock reserved for future issuance under our 2010 equity incentive plan and 2010 employee stock purchase plan, and shares that become available under the plans pursuant to provisions thereof that automatically increase the share reserves under the plans each year; and

•	257,267 shares of common stock reserved for future issuance under our 2011 equity inducement plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their right to purchase up to an additional 895,655 shares of common stock from us.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus. The summary consolidated financial data in this section is not intended to replace our consolidated financial statements and the related notes.

We derived the consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014, from our audited consolidated financial statements incorporated by reference in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2014 and 2015, the consolidated statements of operations data for each of the quarters in the two years ended December 31, 2014, and the consolidated balance sheet data as of March 31, 2015, are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. In the opinion of our management, the unaudited consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of such data. Our historical results are not necessarily indicative of our future results.

Consolidated Statements of Operations Data:

(in thousands, except percentages and per share data)	Years ended December 31,			Three months ended March 31,
	2012	2013	2014	2014	2015
Revenue	$245,423	$282,242	$306,177	$68,168	$81,384
Gross profit	61,260	65,173	71,118	13,800	24,053
Total operating expenses	78,167	98,846	90,250	24,833	23,017
Income (loss) from operations	(16,907)	(33,673)	(19,132)	(11,033)	1,036
Net income (loss) attributable to NeoPhotonics Corporation common stockholders	(17,530)	(34,339)	(19,719)	(12,588)	100
Basic and diluted net income (loss) per share attributable to NeoPhotonics Corporation common stockholders	$(0.62)	$(1.11)	$(0.61)	$(0.40)	$0.00

Weighted average shares used to compute basic net income (loss) per share attributable to NeoPhotonics Corporation common stockholders	28,530	31,000	32,109	31,610	32,780

Weighted average shares used to compute diluted net income (loss) per share attributable to NeoPhotonics Corporation common stockholders	28,530	31,000	32,109	31,610	33,031

Percentage of revenue:
Gross margin	25%	23%	23%	20%	30%
Total operating expenses	32%	35%	29%	36%	28%
Income (loss) from operations	(7)%	(12)%	(6)%	(16)%	1%

(in thousands, except percentages and per share data)	Three months ended
	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
Revenue	$56,063	$74,990	$76,814	$74,375	$68,168	$77,451	$81,576	$78,982	$81,384
Gross profit	11,757	15,601	18,179	19,636	13,800	14,568	20,064	22,686	24,053
Total operating expenses	23,508	23,432	26,695	25,211	24,833	20,342	22,511	22,564	23,017
Income (loss) from operations	(11,751)	(7,831)	(8,516)	(5,575)	(11,033)	(5,774)	(2,447)	122	1,036
Net income (loss) attributable to NeoPhotonics Corporation common stockholders	(12,240)	(8,284)	(9,363)	(4,452)	(12,588)	(6,779)	(1,937)	1,585	100

Basic and diluted net income (loss) per share	$(0.40)	$(0.27)	$(0.30)	$(0.14)	$(0.40)	$(0.21)	$(0.06)	$0.05	$0.00

Weighted average shares used to compute basic net income (loss) per share	30,574	30,780	31,185	31,451	31,610	31,790	32,383	32,640	32,780

Weighted average shares used to compute diluted net income (loss) per share	30,574	30,780	31,185	31,451	31,610	31,790	32,383	32,710	33,031

Percentage of revenue:
Gross margin	21%	21%	24%	26%	20%	19%	25%	29%	30%
Total operating expenses	42%	31%	35%	34%	36%	26%	28%	29%	28%
Operating margin	(21)%	(10)%	(11)%	(7)%	(16)%	(7)%	(3)%	0%	1%

Consolidated summary balance sheet data:

	March 31, 2015
(in thousands)	Actual (unaudited)	As Adjusted(1) (unaudited)
Cash and cash equivalents	$62,002	$101,666
Restricted cash and investments, current and non-current	4,006	4,006
Working capital	120,274	159,938
Total assets	317,850	357,514
Total debt	66,174	66,174
Common stock and additional paid-in capital	458,665	498,329
Total stockholders’ equity	162,635	202,299

(1)	The as adjusted presentation reflects the sale by us of 5,971,034 shares of our common stock in this offering at the public offering price of $7.25 per share, after deducting the underwriting discount and estimated offering expenses payable by us. See “Use of Proceeds.”

Non-GAAP Financial Measures

(in thousands, except percentages and per share data)	Years ended December 31,			Three months ended March 31,
	2012	2013	2014	2014	2015
Non-GAAP gross profit	$66,192	$73,356	$76,594	$14,966	$25,512
Non-GAAP total operating expenses	69,892	84,827	84,567	22,793	20,168
Non-GAAP income (loss) from operations	(3,700)	(11,471)	(7,973)	(7,827)	5,344
Non-GAAP net income (loss) from continuing operations	(4,667)	(14,178)	(9,240)	(9,506)	4,159
Adjusted EBITDA	9,319	4,467	12,042	(4,218)	9,854
Basic and diluted non-GAAP net income (loss) per share from continuing operations	$(0.16)	$(0.46)	$(0.29)	$(0.30)	$0.13

Weighted average shares used to compute basic non-GAAP net income (loss) per share from continuing operations	28,530	31,000	32,109	31,610	32,780

Weighted average shares used to compute diluted non-GAAP net income (loss) per share from continuing operations	28,530	31,000	32,109	31,610	33,240

Percentage of revenue:
Non-GAAP gross margin	27%	26%	25%	22%	31%
Non-GAAP total operating expenses	28%	30%	28%	33%	25%
Non-GAAP operating margin	(2)%	(4)%	(3)%	(11)%	7%

(in thousands, except percentages and per share data)	Three months ended
	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
Non-GAAP gross profit	$12,954	$18,847	$21,132	$20,423	$14,966	$16,074	$21,591	$23,963	$25,512
Non-GAAP total operating expenses	17,266	20,863	23,480	23,218	22,793	22,260	20,340	19,174	20,168
Non-GAAP income (loss) from operations	(4,312)	(2,016)	(2,348)	(2,795)	(7,827)	(6,186)	1,251	4,789	5,344
Non-GAAP net income (loss) from continuing operations	(5,256)	(3,846)	(3,234)	(1,842)	(9,506)	(7,489)	1,418	6,337	4,159
Adjusted EBITDA	(1,836)	1,363	1,923	3,017	(4,218)	(2,634)	7,309	11,585	9,854

Basic and diluted non-GAAP net income (loss) per share from continuing operations	$(0.17)	$(0.12)	$(0.10)	$(0.06)	$(0.30)	$(0.24)	$0.04	$0.19	$0.13

Weighted averages shares used to compute non-GAAP basic net income (loss) per share from continuing operations	30,574	30,780	31,185	31,451	31,610	31,790	32,383	32,640	32,780

Weighted averages shares used to compute non-GAAP diluted net income (loss) per share from continuing operations	30,574	30,780	31,185	31,451	31,610	31,790	32,700	32,821	33,240

Percentage of revenue:
Non-GAAP gross margin	23%	25%	28%	27%	22%	21%	26%	30%	31%
Non-GAAP total operating expenses	31%	28%	31%	31%	33%	29%	25%	24%	25%
Non-GAAP operating margin	(8)%	(3)%	(3)%	(4)%	(11)%	(8)%	2%	6%	7%

We believe that the use of non-GAAP gross profit, non-GAAP total operating expense, non-GAAP income (loss) from operations, non-GAAP net income (loss) from continuing operations and adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA, is helpful for investors in determining whether to invest in our common stock. In computing our non-GAAP financial measures, we exclude certain adjustments included under U.S. GAAP. Non-GAAP gross profit excludes the amortization of purchased intangibles, stock-based compensation expense, depreciation of acquisition-related fixed asset step-up, amortization of acquisition-related inventory step-up, acquisition-related costs and restructuring charges.

Non-GAAP total operating expenses excludes these same items except for the amortization of acquisition-related inventory step-up. Additionally, it excludes asset impairment charge, acquisition-related costs, adjustment to fair value of contingent consideration, litigation settlement charge and escrow settlement gain. Non-GAAP income (loss) from operations excludes these same items and amortization of acquisition-related inventory step-up. Non-GAAP net income (loss) from continuing operations excludes income from discontinued operations, and income tax effect of non-GAAP adjustments from net income (loss), in addition to the same items excluded from the non-GAAP income (loss) from operations. Adjusted EBITDA excludes interest expense, net, provision for (benefit from) income taxes and depreciation expense, in addition to the same items excluded from non-GAAP net income (loss) from continuing operations.

We believe that excluding the above-mentioned adjustments helps investors compare our operating performance with our results in prior periods. We believe that it is appropriate to exclude these items as they are not necessarily indicative of ongoing operating performance and, therefore, limit comparability between periods and between us and similar companies. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-GAAP financial measures to evaluate the operating performance of our business and aid in period-to-period comparability. We also use the non-GAAP financial measures for planning and forecasting and measuring results against the forecast and in certain cases for bonus targets for certain of our employees. Using several measures to evaluate the business allows us and investors to (1) assess our relative performance against our competitors and (2) ultimately monitor our capacity to generate returns for our stockholders.

The non-GAAP financial measures above include the non-GAAP adjustments that are summarized in the “Reconciliation of GAAP to non-GAAP Financial Measures” that follows.

Reconciliation of GAAP to non-GAAP Financial Measures

The non-GAAP financial measures in this prospectus are not presented in accordance with, nor are they a substitute for measures calculated in accordance with U.S. generally accepted accounting principles, or GAAP. In addition, these measures may be different from non-GAAP measures used by other companies, limiting their usefulness for comparison purposes. The non-GAAP financial measures used in this prospectus should not be considered in isolation from measures of financial performance prepared in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In particular, many of the adjustments to our GAAP financial measures reflect the exclusion of items that are recurring and will be reflected in our financial results for the foreseeable future.

The reconciliation between the GAAP and non-GAAP financial measures is as follows:

(in thousands)	Years ended December 31,			Three months ended March 31,
	2012	2013	2014	2014	2015
Gross profit	$61,260	$65,173	$71,118	$13,800	$24,053
Non-GAAP adjustments:
Amortization of purchased intangibles	2,472	2,543	2,833	714	839
Stock-based compensation expense	800	924	1,148	330	370
Depreciation of acquisition-related fixed asset step-up	1,512	1,120	1,071	122	172
Amortization of acquisition-related inventory step-up	—	2,897	—	—	78
Acquisition-related costs	148	—	—	—	—
Restructuring charges	—	699	424	—	—

Non-GAAP gross profit	$66,192	$73,356	$76,594	$14,966	$25,512

Total operating expenses	$78,167	$98,846	$90,250	$24,833	$23,017
Non-GAAP adjustments:
Amortization of purchased intangibles	(1,316)	(1,532)	(1,502)	(379)	(449)
Stock-based compensation expense	(3,977)	(4,812)	(5,693)	(1,571)	(1,686)
Depreciation of acquisition-related fixed asset step-up	(968)	(468)	(994)	(97)	(290)
Asset impairment charge	—	—	(1,130)	—	—
Acquisition-related costs	(2,500)	(5,406)	(615)	7	(140)
Restructuring charges	(68)	(775)	(662)	—	(6)
Adjustment to fair value of contingent consideration	554	(1,026)	—	—	—
Litigation	—	—	—	—	(278)
Escrow settlement gain	—	—	4,913	—	—

Non-GAAP total operating expenses	$69,892	$84,827	$84,567	$22,793	$20,168

Income (loss) from operations	$(16,907)	$(33,673)	$(19,132)	$(11,033)	$1,036
Non-GAAP adjustments:
Amortization of purchased intangibles	3,788	4,075	4,335	1,093	1,288
Stock-based compensation expense	4,777	5,736	6,841	1,901	2,056
Depreciation of acquisition-related fixed asset step-up	2,480	1,588	2,065	219	462
Amortization of acquisition-related inventory step-up	—	2,897	—	—	78
Asset impairment charge	—	—	1,130	—	—
Acquisition-related costs	2,648	5,406	615	(7)	140
Restructuring charges	68	1,474	1,086	—	6
Adjustment to fair value of contingent consideration	(554)	1,026	—	—	—
Litigation	—	—	—	—	278
Escrow settlement gain	—	—	(4,913)	—	—

Non-GAAP income (loss) from operations	$(3,700)	$(11,471)	$(7,973)	$(7,827)	$5,344

Net income (loss)	$(17,530)	$(34,339)	$(19,719)	$(12,588)	$100
Non-GAAP adjustments:
Amortization of purchased intangibles	3,788	4,075	4,335	1,093	1,288
Stock-based compensation expense	4,777	5,736	6,841	1,901	2,056
Depreciation of acquisition-related fixed asset step-up	2,480	1,588	2,065	219	462
Amortization of acquisition-related inventory step-up	—	2,897	—	—	78
Asset impairment charge	—	—	1,130	—	—
Acquisition-related costs	2,648	5,406	615	(7)	140
Restructuring charges	68	1,474	1,086	—	6
Adjustment to fair value of contingent consideration	(554)	1,026	—	—	—
Litigation	—	—	—	—	278
Escrow settlement gain	—	—	(4,913)	—	—
Income from discontinued operations	(142)	—	—	—	—
Income tax effect of non-GAAP adjustments	(202)	(2,041)	(680)	(124)	(249)

Non-GAAP net income (loss) from continuing operations	$(4,667)	$(14,178)	$(9,240)	$(9,506)	$4,159

Net income (loss)	$(17,530)	$(34,339)	$(19,719)	$(12,588)	$100
Non-GAAP adjustments:
Amortization of purchased intangibles	3,788	4,075	4,335	1,093	1,288
Stock-based compensation expense	4,777	5,736	6,841	1,901	2,056
Depreciation of acquisition-related fixed asset step-up	2,480	1,588	2,065	219	462
Amortization of acquisition-related inventory step-up	—	2,897	—	—	78
Asset impairment charge	—	—	1,130	—	—
Acquisition-related costs	2,648	5,406	615	(7)	140
Restructuring charges	68	1,474	1,086	—	6
Adjustment to fair value of contingent consideration	(554)	1,026	—	—	—
Litigation	—	—	—	—	278
Escrow settlement gain	—	—	(4,913)	—	—
Income from discontinued operations	(142)	—	—	—	—
Interest expense, net	(24)	648	1,080	186	476
Provision for income taxes	1,364	1,204	2,519	762	414
Depreciation expense	12,444	14,752	17,003	4,216	4,556

Adjusted EBITDA	$9,319	$4,467	$12,042	$(4,218)	$9,854

	Three months ended
(in thousands)	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
Gross profit	$11,757	$15,601	$18,179	$19,636	$13,800	$14,568	$20,064	$22,686	$24,053
Non-GAAP adjustments:
Amortization of purchased intangibles	428	772	738	605	714	714	709	696	839
Stock-based compensation expense	243	131	471	79	330	455	203	160	370
Depreciation of acquisition-related fixed asset step-up	526	198	188	208	122	337	323	289	172
Amortization of acquisition-related inventory step-up	—	2,145	928	(176)	—	—	—	—	78
Restructuring charges	—	—	628	71	—	—	292	132	—

Non-GAAP gross profit	$12,954	$18,847	$21,132	$20,423	$14,966	$16,074	$21,591	$23,963	$25,512

Total operating expenses	$23,508	$23,432	$26,695	$25,211	$24,833	$20,342	$22,511	$22,564	$23,017
Non-GAAP adjustments:
Amortization of purchased intangibles	(321)	(426)	(381)	(404)	(379)	(379)	(378)	(366)	(449)
Stock-based compensation expense	(959)	(1,342)	(1,119)	(1,392)	(1,571)	(1,268)	(985)	(1,869)	(1,686)
Depreciation of acquisition-related fixed asset step-up	(127)	(120)	(114)	(107)	(97)	(321)	(304)	(272)	(290)
Acquisition-related costs	(4,510)	(681)	(126)	(89)	7	—	—	(622)	(140)
Asset impairment charges	—	—	—	—	—	—	—	(1,130)	—
Restructuring charges	(325)	—	(449)	(1)	—	—	(504)	(158)	(6)
Adjustment to fair value of contingent consideration	—	—	(1,026)	—	—	—	—	—	—
Litigation	—	—	—	—	—	—	—	—	(278)
Escrow settlement gain	—	—	—	—	—	3,886	—	1,027	—

Non-GAAP total operating expenses	$17,266	$20,863	$23,480	$23,218	$22,793	$22,260	$20,340	$19,174	$20,168

Loss from operations	$(11,751)	$(7,831)	$(8,516)	$(5,575)	$(11,033)	$(5,774)	$(2,447)	$122	$1,036
Non-GAAP adjustments:
Amortization of purchased intangibles	749	1,198	1,119	1,009	1,093	1,093	1,086	1,063	1,288
Stock-based compensation expense	1,202	1,473	1,590	1,471	1,901	1,723	1,188	2,029	2,056
Depreciation of acquisition-related fixed asset step-up	653	318	302	315	219	658	628	560	462
Amortization of acquisition-related inventory step-up	—	2,145	928	(176)	—	—	—	—	78
Acquisition-related costs	4,510	681	126	89	(7)	—	—	622	140
Asset impairment charges	—	—	—	—	—	—	—	1,130	—
Restructuring charges	325	—	1,077	72	—	—	796	290	6
Adjustment to fair value of contingent consideration	—	—	1,026	—	—	—	—	—	—
Litigation	—	—	—	—	—	—	—	—	278
Escrow settlement gain	—	—	—	—	—	(3,886)	—	(1,027)	—

Non-GAAP income (loss) from operations	$(4,312)	$(2,016)	$(2,348)	$(2,795)	$(7,827)	$(6,186)	$1,251	$4,789	$5,344

	Three months ended
(in thousands)	Mar. 31, 2013	Jun. 30, 2013	Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014	Mar. 31, 2015
Net income (loss)	$(12,240)	$(8,284)	$(9,363)	$(4,452)	$(12,588)	$(6,779)	$(1,937)	$1,585	$100
Non-GAAP adjustments:
Amortization of purchased intangibles	749	1,198	1,119	1,009	1,093	1,093	1,086	1,063	1,288
Stock-based compensation expense	1,202	1,473	1,590	1,471	1,901	1,723	1,188	2,029	2,056
Depreciation of acquisition-related fixed asset step-up	653	318	302	315	219	658	628	560	462
Amortization of acquisition-related inventory step-up	—	2,145	928	(176)	—	—	—	—	78
Acquisition-related costs	4,510	681	126	89	(7)	—	—	622	140
Asset impairment charges	—	—	—	—	—	—	—	1,130	—
Restructuring charges	325	—	1,077	72	—	—	796	290	6
Adjustment to fair value of contingent consideration	—	—	1,026	—	—	—	—	—	—
Litigation	—	—	—	—	—	—	—	—	278
Escrow settlement gain	—	—	—	—	—	(3,886)	—	(1,027)	—
Income tax effect of non-GAAP adjustments	(455)	(1,377)	(39)	(170)	(124)	(298)	(343)	85	(249)

Non-GAAP net income (loss) from continuing operations	$(5,256)	$(3,846)	$(3,234)	$(1,842)	$(9,506)	$(7,489)	$1,418	$6,337	$4,159

Net income (loss)	$(12,240)	$(8,284)	$(9,363)	$(4,452)	$(12,588)	$(6,779)	$(1,937)	$1,585	$100
Non-GAAP adjustments: Amortization of purchased intangibles	749	1,198	1,119	1,009	1,093	1,093	1,086	1,063	1,288
Stock-based compensation expense	1,202	1,473	1,590	1,471	1,901	1,723	1,188	2,029	2,056
Depreciation of acquisition-related fixed asset step-up	653	318	302	315	219	658	628	560	462
Amortization of acquisition-related inventory step-up	—	2,145	928	(176)	—	—	—	—	78
Acquisition-related costs	4,510	681	126	89	(7)	—	—	622	140
Asset impairment charges	—	—	—	—	—	—	—	1,130	—
Restructuring charges	325	—	1,077	72	—	—	796	290	6
Adjustment to fair value of contingent consideration	—	—	1,026	—	—	—	—	—	—
Litigation	—	—	—	—	—	—	—	—	278
Escrow settlement gain	—	—	—	—	—	(3,886)	—	(1,027)	—
Interest expense, net	32	270	185	161	186	273	323	298	476
Provision for (benefit from) income taxes	183	(90)	777	334	762	97	902	758	414
Depreciation expense	2,750	3,652	4,156	4,194	4,216	4,187	4,323	4,277	4,556

Adjusted EBITDA	$(1,836)	$1,363	$1,923	$3,017	$(4,218)	$(2,634)	$7,309	$11,585	$9,854

RISK FACTORS

An investment in our securities involves a high degree of risk. Before you make a decision to invest in our common stock, you should consider carefully the risks described in the section entitled “Risk Factors” contained in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2015, as filed with the SEC on May 11, 2015, which is incorporated herein by reference in its entirety. If any of these risks actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose part or all of your investment. Moreover, the risks described are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial also may affect our business, operating results, prospects or financial condition.

You should also carefully consider the following risk factors related to this offering:

Our stock price may be volatile.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of our prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us.

The stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, sovereign debt or liquidity issues, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may become the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

The concentration of our capital stock ownership with our executive officers and directors and their affiliates may limit other stockholders’ ability to influence corporate matters.

As of March 31, 2015, our executive officers and directors, and entities that are affiliated with them or have a right to designate a director, beneficially own an aggregate of approximately 33.4% of our outstanding common stock. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Also, as a result, these stockholders, acting together, may be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Consequently, this concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change in control would benefit our other stockholders.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. In addition, the terms of our revolving credit agreement with Comerica Bank restrict our ability to pay dividends. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after our public offering will ever exceed the price that you pay.

Because our public offering price is substantially higher than the as adjusted net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.

The public offering price is substantially higher than the as adjusted net tangible book value per share of our common stock based on the expected total value of our total assets, less our goodwill and other intangible assets, less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering at the public offering price of $7.25 per share, you will experience immediate and substantial dilution of $2.43 per share in the price you pay for our common stock as compared to the as adjusted net tangible book value as of March 31, 2015. To the extent outstanding options to purchase common stock are exercised, there will be further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering. We cannot specify with certainty the uses to which we will apply the net proceeds we will receive from this offering. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	providing for a classified board of directors with staggered, three-year terms;

•	not providing for cumulative voting in the election of directors;

•	authorizing our board of directors to issue, without stockholder approval, preferred stock rights senior to those of common stock;

•	prohibiting stockholder action by written consent;

•	limiting the persons who may call special meetings of stockholders; and

•	requiring advance notification of stockholder nominations and proposals.

In addition, we have been governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware since the completion of our initial public offering. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding common stock, from engaging in certain business combinations without approval of substantially all of our stockholders for a certain period of time.

These and other provisions in our amended and restated certificate of incorporation, in our amended and restated bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information that we incorporate by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus, including the information that we incorporate by reference, and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus and in the information that we incorporate by reference, including, without limitation, in conjunction with the forward-looking statements appearing elsewhere in this prospectus and in the information that we incorporate by reference.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $39.7 million, or $45.8 million if the underwriters’ option to purchase additional shares is exercised in full.

We intend to use our net proceeds from this offering for working capital, to continue to expand our existing business and general corporate purposes. Accordingly, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on management’s judgment regarding the application of these net proceeds. We also may use a portion of our net proceeds from this offering to acquire other complementary businesses, products, services or technologies, although we currently have no agreements or commitments relating to any material acquisitions. We may also use a portion of our net proceeds to repay a portion of our other outstanding indebtedness, but we currently have no commitments or specific plans to repay any particular indebtedness in advance of its maturity date. As of March 31, 2015, our outstanding short-term loans and long-term debt totaled $53.7 million with interest rates ranging from 1.53% to 5.00% and maturity dates ranging from April 2015 through February 2025. The repayment of our outstanding indebtedness may depend on the availability of future credit and the returns of alternative uses of the net proceeds compared to the interest rate charged by our lenders.

Pending their use, we plan to invest the net proceeds to us from this offering in short term, interest bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

PRICE RANGE OF COMMON STOCK

Market for Common Equity

Our common stock began trading on the New York Stock Exchange on February 2, 2011, under the symbol “NPTN.” The table below sets forth the high and low intraday sales prices for our common stock for the periods indicated, as reported by the New York Stock Exchange:

	Price Per Share
	High	Low
Year Ended December 31, 2013
First quarter	$6.09	$4.79
Second quarter	8.81	4.75
Third quarter	9.77	6.20
Fourth quarter	7.98	5.31

Year Ending December 31, 2014
First quarter	$8.50	$6.37
Second quarter	8.20	3.75
Third quarter	4.20	2.20
Fourth quarter	3.79	2.26

Year Ending December 31, 2015
First quarter	$7.25	$2.75
Second quarter (through May 21, 2015)	8.00	5.25

The reported last sale price of our common stock on the New York Stock Exchange on May 21, 2015, was $7.25 per share. As of March 31, 2015, there were approximately 107 stockholders of record of our common stock.

DIVIDEND POLICY

To date, no dividends have been declared, accrued, paid or otherwise earned on our common stock or preferred stock and we do not expect to pay dividends on our common stock or preferred stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock or preferred stock would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors. In addition, our revolving credit agreement with Comerica Bank limits our ability to pay dividends.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2015, on:

•	an actual basis; and

•	an as adjusted basis to reflect the sale by us of 5,971,034 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us.

You should read the information in this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.

	March 31, 2015
(in thousands, except share and per share data)	Actual	As Adjusted
Cash and cash equivalents	$62,002	$101,666

Long-term debt (including current portion)	$43,253	$43,253

Stockholders’ equity:
Preferred stock, $0.0025 par value
Authorized, 10,000,000 shares; no shares issued and outstanding actual and as adjusted	—	—
Common stock, $0.0025 par value
Authorized 100,000,000 shares; issued and outstanding 32,897,357 shares actual, 38,868,391 shares as adjusted	82	97
Additional paid-in capital	458,583	498,232
Accumulated other comprehensive income	6,011	6,011
Accumulated deficit	(302,041)	(302,041)

Total stockholders’ equity	162,635	202,299

Total capitalization	$205,888	$245,552

The number of shares of common stock shown as issued and outstanding in the above table excludes as of March 31, 2015:

•	stock options to purchase 4,945,810 shares of common stock with a weighted average exercise price of $4.03 per share;

•	614,043 shares of common stock issuable upon the vesting of restricted stock units;

•	2,585,567 shares of common stock reserved for future issuance under our 2010 equity incentive plan and 2010 employee stock purchase plan, and shares that become available under the plans pursuant to provisions thereof that automatically increase the share reserves under the plans each year; and

•	257,267 shares of common stock reserved for future issuance under our 2011 equity inducement plan.

DILUTION

Our net tangible book value as of March 31, 2015, was approximately $147.7 million, or $4.49 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of March 31, 2015. Dilution with respect to net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale of 5,971,034 shares of our common stock in this offering, at the public offering price of $7.25 per share, after deducting the underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2015, would have been approximately $187.4 million, or $4.82 per share. This represents an immediate increase in net tangible book value of $0.33 per share to existing stockholders and immediate dilution of $2.43 per share to investors purchasing our common stock in this offering. The following table illustrates this dilution on a per share basis:

Public offering price per share		$7.25
Net tangible book value per share as of March 31, 2015, before giving effect to this offering	$4.49
Increase in net tangible book value per share attributable to investors purchasing shares in this offering	0.33

As adjusted net tangible book value per share after this offering		4.82

Dilution per share to investors in this offering		$2.43

The foregoing discussion and table do not take into account further dilution to investors that could occur upon the exercise of the underwriters’ option to purchase up to an additional 895,655 shares of our common stock within 30 days of the date of this prospectus. If the underwriters exercise in full their option to purchase 895,655 additional shares of our common stock, our net tangible book value on March 31, 2015, after giving effect to this offering, would have been approximately $193.5 million, or approximately $4.87 per share, representing an immediate dilution of $2.38 per share to investors purchasing shares of common stock in this offering.

The above discussion and table do not take into account further dilution to investors purchasing our common stock in this offering that could occur upon the exercise of outstanding options having a per share exercise price less than the public offering price per share in this offering, or the vesting of outstanding restricted stock units. To the extent that outstanding options outstanding as of March 31, 2015, are exercised, restricted stock unit awards vest or other shares are issued, investors purchasing our common stock in this offering will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe that we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of our common stock, including through the sale of securities convertible into or exchangeable or exercisable for common stock, the issuance of these securities could result in further dilution to our stockholders, including investors purchasing our common stock in this offering.

The foregoing dilution calculations exclude as of March 31, 2015:

•	stock options to purchase 4,945,810 shares of common stock with a weighted average exercise price of $4.03 per share;

•	614,043 shares of common stock issuable upon the vesting of restricted stock units;

•	2,585,567 shares of common stock reserved for future issuance under our 2010 equity incentive plan and 2010 employee stock purchase plan, and shares that become available under the plans pursuant to provisions thereof that automatically increase the share reserves under the plans each year; and

•	257,267 shares of common stock reserved for future issuance under our 2011 equity inducement plan.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons subject to the alternative minimum tax or Medicare contribution tax, partnerships and other pass-through entities, and investors in such pass-through entities. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us or our paying agent with a properly executed IRS Form W-8BEN (in the case of an individual), IRS Form W-8BEN-E (in the case of an entity), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us or our paying agent (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to a “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Non-U.S. Holders may be required to periodically update their IRS Form W-8.

Gain on Disposition of our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “U.S. real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our business assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify or will continue to qualify as regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any distributions we make on our common stock (whether or not the distribution represents taxable dividend income) including the amount of any dividends, the name and address of the recipient, and the amount, of any tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker provided, however, that no office of the same broker within the U.S. negotiated the sale or received instructions with respect to the sale from the payee. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Any amounts of tax withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply on dividends on and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply on dividends on and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Holders are encouraged to consult with their own tax advisors regarding the possible implications of these rules for their investment in our common stock.

The withholding provisions described above generally apply currently to payments of dividends and will generally apply to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017.

Federal Estate Tax

An individual who is not a citizen of the United States and is also a nonresident (as specially defined for estate tax purposes) who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the United States at the time of his or her death.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. Needham & Company, LLC is acting as representative of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Needham & Company, LLC	4,179,724
Craig-Hallum Capital Group LLC	1,194,207
B. Riley & Co.	597,103

Total	5,971,034

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute payments that the underwriters may be required to make in respect thereof.

We have granted an option to the underwriters to purchase up to 895,655 additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

The representative has advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $0.261 per share. After the offering to the public, the offering price and other selling terms may be changed by the representative.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Total
	Per Share	No Exercise	Full Exercise
Paid by us	$0.435	$2,597,400	$2,987,010

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $1.0 million, including an agreed-upon reimbursement to our underwriters for up to $100,000 of fees and expenses incurred by them in connection with this offering.

We have agreed not to offer, sell, contract to sell, pledge, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, LLC. This agreement does not apply to any existing employee benefit plans. Our directors, officers and other stockholders, who collectively hold in the aggregate 14,631,910 shares of common stock as of March 31, 2015, have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus (or 180 days after the date of this prospectus in the case of Rusnano and entities affiliated with Oak Investment Partners) without the prior written consent of Needham & Company, LLC. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Needham & Company, LLC waives, in writing, such an extension. A transfer of securities to a family member, trust, affiliate, partner or member of such person, or as a bona fide gift, may be made, provided the transferee agrees to be bound in writing by the above restrictions prior to the transfer.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market, or otherwise.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley LLP, Palo Alto, California. Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California, is acting as counsel for the underwriters in connection with certain legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

The consolidated financial statements for the years ended December 31, 2013 and 2014, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of NeoPhotonics Corporation’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements for the year ended December 31, 2012, incorporated in this prospectus by reference to NeoPhotonics Corporation’s Annual Report on Form 10-K for the year ended December 31, 2014, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of the registration statement on Form S-1 we filed with the SEC under the Securities Act and does not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference into this prospectus for a copy of such contract, agreement or other document. Because we are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, any person to whom this prospectus is delivered may request copies of this prospectus and any related amendments or supplements or documents incorporated by reference, without charge, by written or telephonic request directed to Clyde R. Wallin, Senior Vice President and Chief Financial Officer, NeoPhotonics Corporation, 2911 Zanker Road, San Jose, California 95134; telephone: (408) 232-9200; E-mail: ray.wallin@neophotonics.com.

We maintain a website at www.neophotonics.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus, and you should not consider it part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-35061):

•	our Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2014, filed with the Securities and Exchange Commission, or SEC, on April 29, 2015;

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 16, 2015;

•	our Quarterly Report of Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC on May 11, 2015;

•	our Current Reports on Form 8-K, filed with the SEC on January 8, 2015, January 28, 2015, March 2, 2015, March 3, 2015 (other than under Item 2.02 and the related exhibit), April 1, 2015, April 3, 2015 and April 21, 2015; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 28, 2011, including any amendments or reports filed for the purposes of updating this description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Clyde R. Wallin, Senior Vice President and Chief Financial Officer, NeoPhotonics Corporation, 2911 Zanker Road, San Jose, California 95134; telephone: (408) 232-9200; E-mail: ray.wallin@neophotonics.com.

You also may access these filings on our website at www.neophotonics.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

5,971,034 Shares

Common Stock

PROSPECTUS

Needham & Company

Craig-Hallum Capital Group                                                            B. Riley & Co.

May 21, 2015